VIA EDGAR

April 22, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

This letter responds to additional comments regarding the Registrant’s Response Letter filed by EDGAR as correspondence on April 17, 2013 regarding Post-Effective Amendment No. 74 to the Registrant’s registration statement on Form N-1A (“PEA 74”) on behalf of the Wasatch World Innovators Fund (the “Fund”) that were provided to me by telephone on Friday, April 19, 2013 by the Securities and Exchange Commission (the “SEC”).

Prospectus

1. SEC Comment 1: Footnote 1 to the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, states “The Advisor may rescind the contractual limitation on expenses at any time after its expiration date.” Please confirm who may terminate the expense reimbursement prior to the expiration date.

Response: The Registrant confirms that the Board of Trustees is the only party that may terminate the contractual limitation prior to the contract’s expiration date.

2. SEC Comment 3: In the section entitled “Summary-Principal Strategies” in the Prospectus, the name of the Fund includes “Innovators” and therefore should comply with Rule 35d-1 of the Investment Company Act of 1940, as amended. Please revise the disclosure to indicate that the Fund will invest at least 80% of the Fund’s net assets in companies that are “innovators”.

Response: The Registrant respectfully disagrees with the comment as it is inconsistent with SEC guidance and with prior staff comments on the principal investment strategy of this Fund.

Rule 35d-1 explicitly does not apply to fund names that incorporate terms that connote types of investment strategies. In Section II(C)(1) of the adopting release of Rule 35d-1 (Rel. No. 24828), the SEC notes that the rule does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments. The staff reiterates this position in question 9 of the Frequently Asked Questions about Rule 35d-1 (pub. avail. December 4, 2001). In question 9, the staff notes that the term

“growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. The reference to innovators is analogous to the reference of growth suggesting the investment strategy. In this regard, the Fund discloses in the Principal Strategy section of the Prospectus on page 3 that “The Fund invests primarily in domestic and foreign growth companies that we believe are innovators in their respective sectors or industries.” (emphasis added) The reference to “innovators” does not suggest a particular type of security or industry but rather the investment strategy being employed. In this case, the reference is similar to “growth,” “value,” “opportunities,” “achievers” or similar terms used by this and other registrants connoting an investment strategy. For example, we note the “Alpine Innovators Fund” (a series of Alpine Series Trust, File no. 811-10405), “Innovator Matrix Income Fund” (a series of Academy Funds Trust, File no. 811-22135) and “Guinness Atkinson Global Innovators Fund” (a series of Guinness Atkinson Funds, File no. 811-08360) similarly have not adopted and have not been required to adopt an 80% test.

In addition, as reflected in our previous response letter, in 2011, the Fund proposed a name change from Wasatch Global Science & Technology Fund to the Wasatch World Innovators Fund and the staff specifically reviewed the name change and the related investment strategies. At that time, the Fund proposed principal strategy disclosure, consistent with the way the Fund had been managed, that it would invest between 30% - 80% of its assets in non-U.S. holdings. In connection with its review, the SEC on January 25, 2011 gave the Fund the following comment:

SEC Staff Comment: In the section entitled “Wasatch World Innovators Fund-Summary-Principal Strategies” in the Prospectus, the disclosure states “Under normal market conditions, a significant portion of the Fund’s assets (typically between 30% and 80% at the time of purchase) will be invested outside the U.S.” The SEC Staff believes that 30% is a low percentage. Please consider revising the percentage from between 30% and 80% to from between 40% and 80%.

The staff in providing its comments did not mention or require an adoption of an 80% test from the name rule as the rule is inapplicable. Rather, the comment refers to the exposure of the Fund to assets outside the U.S. The Fund accepted the staff’s comment and incorporated the change into its disclosure stating that it would invest between 40% and 80% of its assets outside the U.S. The Fund has never adopted an 80% test, the staff did not require such a test when it specifically reviewed the Fund’s new name and related investment strategy, and adopting such a test would be inconsistent with the Fund’s current investment strategy.

In light of the foregoing, we respectfully decline to incorporate the suggested language.

3. SEC Comment 8: In the section entitled, “Additional Information about the Fund-Buying Securities” in the Prospectus, please consider disclosing this information in the section entitled, “Summary-Principal Strategies.”

Response: The Registrant believes that this disclosure is in the appropriate section and should not be included in the Summary. Item 9(b)(2) of Form N-1A requires the Registrant to explain in general terms how the Fund’s adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the Fund emphasizes value or growth or blends the two approaches).

4. SEC Comment 10: In the section entitled, “Management-Management Fees and Expense Limitations” in the Prospectus, the last sentence states that the Adviser may rescind this contractual limitation on expenses at any time after January 31, 2014. Please confirm who may terminate the expense reimbursement prior to the expiration date.

Response: The Registrant confirms that the Board of Trustees is the only party that may terminate the contractual limitation prior to the contract’s expiration date. The contract limitation will be through January 31, 2015.

5. SEC Comment 19: In the section entitled, “Fund Restrictions and Policies-Disclosure of Portfolio Holdings-General Policy” in the Statement of Additional Information, the first sentence states that no information concerning the portfolio holdings of the Fund may be disclosed to any unaffiliated third parties except as provided below. Please indicate if you provide information to affiliated parties. In addition, please indicate the names of the affiliated parties.

Response: The Registrant will include the following disclosure in the Statement of Additional Information: “As investment advisor, Wasatch Advisors, Inc. knows the portfolio holdings and it and the Fund do not disclose portfolio holdings to any other affiliated party.”

6. SEC Comment 21: In the section entitled, “Fund Restrictions and Policies-Disclosure of Portfolio Holdings-Disclosure of Individual Portfolio Holdings” in the Statement of Additional Information, please disclose the names of “other interested parties”.

Response: The Registrant will clarify that “other interested parties” in the “Disclosure of Individual Portfolio Holdings” is “any party interested in the information”.

7. SEC Comment 23: In the section entitled, “Management of the Trust-Code of Ethics” in the Statement of Additional Information, please disclose whether the code of ethics permits personnel subject to the code of ethics to invest in securities, including securities that may be purchased or held by the Fund.

Response: The Registrant will revise the disclosure to include the following statement: “The Advisor’s Code of Ethics permits personnel subject to the Code of Ethics to invest in securities, including securities that may be purchased or held by a Fund.”

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Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Vice President and Managing Counsel

cc:	R. Biles

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